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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A+ 2-28-2005 **

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53652

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/04____ AND ENDING____12/31/04____
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JK Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 North Elm Street, Suite 108
　　　　　　　　　　　　　　(No. and Street)

Hinsdale	Illinois	60521
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kenney　　　　　　　　　　　　　　　(630) 850-7800
　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 1 4 2005

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
　　　　　　　(Name - if individual, state last, first, middle name)

191 North Wacker Drive, Suite 1400	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
　　☒ Certified Public Accountant
　　☐ Public Accountant
　　☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Jonathan Kenney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JK Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

JK Securities, Inc.

Statement of Financial Condition Report
December 31, 2004

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholder
JK Securities, Inc.
Hinsdale, Illinois

We have audited the accompanying statement of financial condition of JK Securities, Inc. as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JK Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 7, 2005

JK Securities, Inc.

Statement of Financial Condition
December 31, 2004

Assets

Cash	$	4,852
Receivable from broker		696,482
Securities owned, at market value		759,050
Deposit with clearing broker		100,053
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $36,335		33,354
Other assets		4,048
Total assets	$	1,597,839

Liabilities and Stockholder's Equity

Liabilities		
Payable to broker	$	766,561
Accounts payable, accrued expenses and other liabilities		34,713
Total liabilities		801,274
Stockholder's Equity		
Common stock, $2 par value; issued and outstanding 500 shares		1,000
Additional paid-in capital		501,648
Retained earnings		293,917
		796,565
Total liabilities and stockholder's equity	$	1,597,839

The accompanying notes are an integral part of the statement of financial condition.

JK Securities, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: JK Securities, Inc. (the Company) is an Illinois subchapter S corporation established on September 7, 2001. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's primary operation is proprietary trading of municipal bond securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition and securities owned: Proprietary securities transactions are recorded on the trade date as if they had settled.

Securities owned, consisting of municipal bond securities, are valued at the last quoted bid price.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value.

Income taxes: The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. The stockholder is liable for individual income taxes on the Company's taxable income. The Company is required to pay an Illinois Replacement tax of 1.5 percent of taxable income.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have a significant effect on the accompanying financial statements.

JK Securities, Inc.

Notes to Statement of Financial Condition

Note 2.   Receivable from and Payable to Broker

The Company clears its proprietary transactions through another broker-dealer. The Company is required to maintain an inventory reserve account with the Company's broker with a balance at all times equal to or greater than the margin requirement on the underlying securities. The account earns interest at the broker's cost of carry plus 100 basis points. At December 31, 2004, the Company maintained $605,439 in this account. The amount payable to clearing broker is collateralized by securities owned by the Company. Pursuant to the clearing agreement with the Company's broker, the Company can borrow up to 100 percent of the value of the securities owned by the Company.

Amounts receivable from and payable to the broker at December 31, 2004, consist of the following:

	Receivable	Payable
Trading income receivable	$ 58,884	$ -
Accrued interest	25,458	-
Payable to broker	-	766,561
Cash on deposit	612,140	-
	$ 696,482	$ 766,561

Note 3.   Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management to mitigate market risk.

4

JK Securities, Inc.

Notes to Statement of Financial Condition

Note 4.   Lease Commitment

The Company leases office space pursuant to an agreement dated March 1, 2002. The lease agreement was amended during 2004 and expires March 31, 2008. Future minimum lease commitments as of December 31, 2004 are as follows:

Years ended December 31:		
2005	$	34,551
2006		34,920
2007		35,968
2008		12,107
	$	117,546

Note 5.   Net Capital Requirements

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $705,297, which was $605,297 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.06 to 1 at December 31, 2004.